                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             -------------------------------------------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (AMENDMENT NO. 2)(1)



                           INTENSIVA HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   45815Y 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)




         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 45815Y 10 5                  13G                    Page 2 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               SIERRA VENTURES IV, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA IV") 94-3137106
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /     (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER                         -0-

        NUMBER OF            ---------------------------------------------------
         SHARES              6    SHARED VOTING POWER                       -0-
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER                    -0-
        REPORTING
       PERSON WITH           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER                  -0-

--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        -0-
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     0%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 45815Y 10 5                  13G                    Page 3 of 9 Pages
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SV ASSOCIATES IV, L.P. ("SV ASSOCIATES") 94-3137105
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /    (b) /X/
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER                         -0-

        NUMBER OF            ---------------------------------------------------
         SHARES              6    SHARED VOTING POWER                       -0-
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH               7    SOLE DISPOSITIVE POWER                    -0-
        REPORTING
       PERSON WITH           ---------------------------------------------------
                             8    SHARED DISPOSITIVE POWER                  -0-

--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                        -0-
         REPORTING PERSON
--------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                       / /
         EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     0%

--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 4 of 9 Pages

ITEM 1(a)      NAME OF ISSUER:

               Intensiva Healthcare, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               7733 Forsyth Blvd., Suite 100

               St. Louis, MO  63105

ITEM 2(a)      NAME OF PERSON FILING:

               This amended statement is being filed by SV Associates IV, L.P., a California limited partnership ("SV Associates") whose principal business is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures IV, a California Limited Partnership ("Sierra IV"). The names, business addresses and citizenships of all of the general partners of SV Associates are set forth on Exhibit B hereto.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

               See Above.

ITEM 2(c)      CITIZENSHIP

               See Above

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e)      CUSIP NUMBER:

               45815Y 10 5

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

 ITEM 4.       OWNERSHIP.

               See Item 5.

 ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               This statement is being filed to report the fact that as of the date hereof, each reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock of Intensiva Healthcare, Inc.

 ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable, see Item 5.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

 ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

                                                           Page 5 of 9 Pages


 ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.

                                                           Page 6 of 9 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

         February 11, 1999



     SV ASSOCIATES IV, L.P.


By:  /s/ Peter C. Wendell
     ---------------------------------------------
     Peter C. Wendell
     General Partner






     SIERRA VENTURES IV., A CALIFORNIA LIMITED
     PARTNERSHIP
     By SV Associates IV, L.P., its General
     Partner





By:  /s/ Peter C. Wendell
---------------------------------------------
    Peter C. Wendell
    General Partner

                                                           Page 7 of 9 Pages


                                  EXHIBIT INDEX



                                                                           Found on
                                                                         Sequentially
   Exhibit                                                               Numbered Page
   -------                                                               -------------
Exhibit A:              Agreement of Joint Filing                              8

Exhibit B:              List of General Partners of SV Associates IV, L.P.     9

                                                           Page 8 of 9 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 11, 1999, containing the information required by Schedule 13G, for the Shares of the Common Stock of Intensiva Healthcare, Inc. held by Sierra Ventures IV, a California Limited Partnership.

         February 11, 1999



     SV ASSOCIATES IV, L.P.


By:  /s/ Peter C. Wendell
     ---------------------------------------------
     Peter C. Wendell
     General Partner




     SIERRA VENTURES IV., A CALIFORNIA LIMITED
     PARTNERSHIP
     By SV Associates IV, L.P., its General
     Partner





By:  /s/ Peter C. Wendell
     ---------------------------------------------
     Peter C. Wendell
     General Partner

                                                           Page 9 of 9 Pages

                                    EXHIBIT B

                   GENERAL PARTNERS OF SV ASSOCIATES IV, L.P.


         Set forth below, with respect to each general partners of SV Associates IV, L.P. is the folowing: (a) name; (b) business address and (c) citizenship.



         1.       (a)      Peter C. Wendell

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         2.       (a)      Jeffrey M. Drazan

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         3.       (a)      Petri Vainio

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen